NOTICE TO THE MARKET

ANNOUNCEMENT OF REGISTERED EXCHANGE OFFERS

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS” or “Company”) in accordance with the Brazilian Securities and Exchange Commission Resolution No. 44 of August 23 2021 and in addition of what was disclosed by the Notice to the Market dated May 19 2023, communicates to its shareholders and the market, that the registration statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) in the United States of America relating to the Exchange Offers (as defined below) was declared effective.

As a result of the effectiveness of the registration statement on Form F-4, the Company has become a public reporting company in the United States of America and, accordingly, subject to the information and reporting requirements of the U.S. Securities Exchange Act of 1934, and other United States of America federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002.

The registered exchange offers relate to the 11 series of notes set forth below (“Old Bonds”) that were issued (each one, an "Exchange Offer" and, jointly, the "Exchange Offers") (1) pursuant to exemptions from registration in the United States of America in accordance with Rule 144A/Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and (2) by JBS USA Lux S.A (“JBS USA”), JBS USA Food Company (“JBS USA Food”) and JBS USA Finance, Inc. (“JBS USA Finance” and, jointly with JBS USA and JBS USA Food, the “Issuers”) and guaranteed by the Company and other guarantors, for new notes (“New Bonds”) to be issued by the Issuers on equal financial terms, covenants and other terms of the Old Bonds, and guaranteed by the Company and other guarantors, except that the New Bonds will be registered under the Securities Act and, therefore, will not be subject to transfer restrictions in the United States of America.

The Exchange Offers consist of the exchange of the following Old Bonds up to:

(a)	US$991,395,000 of the Issuers, with the rate return of 2.500% per year due 2027, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 2.500% per year, due 2027;

(b)	US$900,000,000 of the Issuers, with the rate return of 5.125% per year, due 2028, for an equal principal amount of New Bonds to be registered under the Securities Act with the rate return of 5.125% per year, due 2028;

(c)	US$77,973,000 of the Issuers, with the rate return of 6.500% per year, due 2029, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 6.500% per year, due 2029;

(d)	US$600,000,000 of the Issuers, with the rate return of 3.000% per year, due 2029, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 3.000% per year, due 2029;

(e)	US$1,250,000,000 of the Issuers, with the rate return of 5.500% per year, due 2030, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 5.500% per year, due 2030;

(f)	US$500,000,000 of the issuers, with the rate return of 3.750% per year, due 2031, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 3.750% per year, due 2031;

(g)	US$1,000,000,000 of the Issuers, sustainability-linked with the rate return 3.000%, due 2032, for an equal principal amount of New Bonds to be registered under the Securities Act, sustainability-linked with the rate return of 3.000%, due 2032;

(h)	US$968,548,000 of the Issuers, sustainability-linked with the rate return 3.625%, due 2032, for an equal principal amount of New Bonds to be registered under the Securities Act, sustainability-linked with the rate return of 3.625%, due 2032;

(i)	US$2,050,000,000 of the Issuers, with the rate return 5.750% due 2033, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 5.750% per year, due 2033;

(j)	US$900,000,000 of the Issuers, with the rate return 4.375% per year, due 2052, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 4.375% per year, due 2052; and

(k)	US$1,550,000,000 of the Issuers, with the rate return 6.500% per year, due 2052, for an equal principal amount of New Bonds to be registered under the Securities Act, with the rate return of 6.500% per year, due 2052.

The terms of the Exchange Offers are set forth in the prospectus, dated July 24, 2023 (the “Prospectus”). Each Exchange Offer will expire at 5:00 p.m., New York City time, on August 21, 2023, unless extended by JBS S.A. (the “Expiration Date”). Holders of the Existing Notes may withdraw tenders of Existing Notes at any time prior to the Expiration Date.

Copies of the Prospectus may be obtained from D.F. King & Co., Inc., who is acting as the exchange agent for the Exchange Offers, at the following address: 48 Wall Street, 22nd Floor, New York, New York 10005.

This communication does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Statements contained in this Notice to the Market (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things: include statements about the proposed transaction involving JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS S.A.; the intended timeline for completion of the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS S.A. and its subsidiaries. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

São Paulo, July 24, 2023.

Guilherme Perboyre Cavalcanti

Investor Relations Officer